Filed by New York Community Bancorp, Inc. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Long Island Financial Corp.

Commission File No. 0-29826

Our Commitment…Our Advantage

Ryan Beck

Financial Institutions Investor Conference November 2, 2005

Forward-looking Statements and Associated Risk Factors

This presentation, like other written and oral communications presented by the Company and its authorized officers, may contain certain forward-looking statements regarding the Company’s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “seek,” “strive,” “try,” or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions. The Company’s ability to predict results or the actual effects of its plans or strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

There are a number of factors, many of which are beyond the Company’s control, that could cause actual conditions, events, or results to differ significantly from those described in the forward-looking statements. These factors include, but are not limited to, general economic conditions, either nationally or locally in some or all of the areas in which we conduct our business; conditions in the securities markets or the banking industry; changes in interest rates, which may affect our net income or future cash flows; changes in deposit flows, and in the demand for deposit, loan, and investment products and other financial services in our local markets; changes in real estate values, which could impact the quality of the assets securing our loans; changes in the quality or composition of the loan or investment portfolios; changes in competitive pressures among financial institutions or from non-financial institutions; the ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we may acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames; the Company’s timely development of new and competitive products or services in a changing environment, and the acceptance of such products or services by our customers; the outcome of pending or threatened litigation or of other matters before regulatory agencies, whether currently existing or commencing in the future; changes in accounting principles, policies, practices, or guidelines; changes in legislation and regulation; operational issues and/or capital spending necessitated by the potential need to adapt to industry changes in information technology systems, on which we are highly dependent; changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; war or terrorist activities; and other economic, competitive, governmental, regulatory, and geopolitical factors affecting the Company’s operations, pricing, and services. Additionally, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond the Company’s control.

In addition, the following factors, among others, could cause the actual results of the transactions with Long Island Financial Corp. and Atlantic Bank of New York to differ materially from the expectations stated in this presentation: the ability of the companies involved to obtain the required regulatory approvals; the ability of the companies involved to consummate the transactions; a materially adverse change in the financial condition of New York Community Bancorp, Inc., Long Island Financial Corp., or Atlantic Bank of New York; the ability of New York Community Bancorp, Inc. to successfully integrate the assets, liabilities, customers, systems, and any management personnel it may acquire into its operations pursuant to the transactions; and the ability to realize the related revenue synergies and cost savings within the expected time frames.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Except as required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Additional Disclosure

Note: The following notice is included to meet certain legal requirements

New York Community Bancorp, Inc. has filed a registration statement with the Securities and Exchange Commission (the “SEC”) containing a proxy statement/prospectus and other documents regarding its proposed transaction with Long Island Financial Corp. Investors are urged to read the proxy statement/prospectus because it contains important information about New York Community Bancorp, Inc. and Long Island Financial Corp., and the prospective transaction. Copies of this proxy statement/prospectus have been mailed to Long Island Financial Corp. shareholders and, together with other documents filed by New York Community Bancorp, Inc. or Long Island Financial Corp. with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by directing a request to New York Community Bancorp, Inc. c/o the Investor Relations Department, 615 Merrick Avenue, Westbury, N.Y. 11590 or the Corporate Secretary, Long Island Financial Corp., 1601 Veterans Highway, Suite 120, Islandia, N.Y. 11749.

Long Island Financial Corp. and its directors, executive officers and certain other members of management, and employees may be soliciting proxies from their shareholders in favor of the proposed transaction. Information regarding such persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Long Island Financial Corp.’s shareholders in connection with the proposed transaction is set forth in Long Island Financial Corp.’s proxy statement filed with the SEC on March 25, 2005 relating to its annual meeting of shareholders held on April 20, 2005. Additional information is set forth in the proxy statement/prospectus filed with the SEC.

We are a leading financial institution in the NY Metro region.

The fifth largest thrift in the nation, with total assets of $25.0 billion at 9/30/05 (a) The leading producer of multi-family loans in New York City, with a portfolio of $12.0 billion at 9/30/05 (a) The third largest thrift depository in the New York Metro region, with 141 locations and deposits of $11.1 billion at 9/30/05 (a) Ranked among the top 3% of U.S. thrifts generating income from investment product sales (b) Ranked among the five most efficient bank holding companies in the United States (c) The top-performing thrift with assets exceeding $1 billion in the U.S. (d)

(a)	SNL DataSource

(b) Singer’s Annuity and Funds Report – August/September 2005 (c) American Banker – September 22, 2005 (d) ThriftInvestor – May 2005

We have grown deposits organically and through accretive merger transactions.

(in millions)

Total deposits: 58.2% CAGR Core deposits: 74.2% CAGR Demand deposits: 85.8% CAGR

CDs

NOW, MMAs, and Savings Demand deposits $40 $378 $658 w/ HAVN $171 $1,212

$1,874 w/ RCBK $455

$2,588

$2,408 $465

$2,842

$1,949 w/ RSLN

$720

$5,247

$4,362 $739 $5,911 $3,752 $748 $6,619 $4,171 w/ LICB & Atlantic $1,207 $7,647 $4,561

12/31/99 12/31/00 12/31/01 12/31/02 12/31/03 12/31/04 6/30/05 Pro Forma (a)

Total Deposits: $1,076 $3,257 $5,450 $5,256 $10,329 $10,402 $11,538 $13,415(b)(c)

(a)	Pro forma for the prospective acquisitions of Long Island Financial Corp. (“LICB”) and Atlantic Bank of New York (“Atlantic”). (b) Data as of June 30, 2005.
(c)	Excluding Atlantic’s Parent-Related Deposits of $365 million.

Our business model emphasizes convenience, service, selection, and community.

Convenience

141 locations

More hours of service per week than our competitors

Service

Multiple delivery channels Long-term relationships

Extensive Product Selection

Traditional banking products Alternative investment products Loan services Card services

Community

We currently have 141 branches serving the NY Metro region.

Market	Served Traditional Branches In-store Branches Total
Queens	26 7 34(a)
Long	Island 33 26 60(a)
Staten	Island 17 5 23(a)
Brooklyn	4 5 9
Westchester	& Other NYC 1 5 6
Hudson	County, NJ 4—4
Essex	& Union Counties, NJ 4—4
Bronx,	NY—1 1
Total	89 49 141
(a)	Includes a customer convenience center.

We offer more hours of service per week than our competitors.

96% of deposits have branch access 68 or more hours per week 27% of deposits have branch access 80 hours per week All branches feature a mix of early morning / evening / weekend hours Premium Banking Services available 24 / 7 24-hour on-line banking 24-hour bank-by-phone 24-hour ATM access at 141 locations

Our products and services are accessible through multiple channels.

Traditional branches In-store branches On-line Banking

Real-time processing

Windows-based personal finance management capabilities

24-hour bank-by-phone Bank by mail 24-hour ATMs

137 branch locations 4 remote locations

We have established long-term relationships with our communities, our customers, and our employees.

Community Loyalty

We have been serving depositors for more than 145 years We have preserved the identity of our various merger partners

Customer Loyalty

Over 25% of our customer households have been with the Bank for 10+ years On average, these households use 3 or more of our bank products These households represent over 33% of total deposits Over 20% of student accounts have remained active post-graduation

Employee Loyalty

Branch Managers average 12+ years of service with the Bank Executives (VP and above) average 13+ years with the Bank

We offer a full menu of traditional banking products and services.

Checking accounts Savings accounts CDs IRAs Smart Student Banking

Overdraft protection Safe deposit box rentals Wire transfers Direct deposit Money orders Teller’s checks Travelers’ checks

We offer a broad range of card services.

Safe Money Card $afePay Card MasterCard and Visa

Pre-paid MasterCard and Visa

Verified by Visa (Web purchase payment option) Pre-paid gift cards Pre-paid phone cards MetroCards

We offer a broad spectrum of alternative investment products through various third-party providers.

Product

Life insurance Annuities Mutual funds

Discount brokerage /on-line trading

Third-party Providers

SBLI, Symetra, Liberty NY Life, AIG, The Principal Group Oppenheimer, Franklin Templeton, MFS PFIC Securities, Inc.

We have 400 licensed in-branch employees, supported by 25 dedicated investment consultants.

We offer an extensive menu of loans for consumers through nationally recognized third-party conduits.

1-4 Family Mortgage Loans

1,800 mortgage programs, including:

Loans for first-time homebuyers Investment property loans Debt consolidation loans Construction loans Jumbo loans (up to $10 million) Loans for second or vacation homes Home equity lines of credit

Auto Loans Student Loans Personal Loans

Our strategic alliances benefit both our customers and the Company.

Customer Benefits

Provides an extensive range of products Facilitates one-stop shopping Offers highly competitive pricing Facilitates loan application process, with loan officers available to meet with borrowers on-site or in-branch Customers may also apply on-line or by phone

Company Benefits

Attracts diverse customer base Eliminates credit risk Reduces origination costs Eliminates servicing costs Generates revenues Supports efficiency

Deposit growth has been supported by our active involvement in the communities we serve.

26 languages spoken within the branch network, 17 in Queens alone Foundation grants exceeded $7.3 million in 2004; exceed $4.5 million YTD

Bank contributions exceeded $377,000 in 2004; exceed $185,000 YTD

Executive Officers and Directors serve on 30 non-profit boards of directors Brand equity of merger partners has been preserved

We are establishing a commercial banking platform to complement our traditional community banking platform.

New York Community Bancorp, Inc.

New York Community Bank

New York Commercial Bank

Checking/Savings Money Market Accounts CDs IRAs Smart Student Banking Insurance Annuities Mutual Funds Card Services 1-4 Family Loans/HELOCs Auto / Student / Personal Loans Multi-family Loans Construction Loans

Checking/Savings Business CDs Payroll Processing $afePay Card

Employee Banking/Employee Retirement Insurance Premium Financing Health Service Accounts Cash Management Lockbox Services Equipment Leasing C&I/CRE Loans Multi-family Loans Construction Loans

We have implemented a series of consumer deposit growth initiatives over the past nine months.

Created The Premier Banking Group in 1Q 2005 to attract personal deposits from large relationship borrowers Established a nationwide on-line banking service, MyBankingDirect.com, in 2Q 2005 Opened an in-store branch in Co-op City in 2Q 2005 to capitalize on our lending relationship and facilitate access to 55,000 residents Launched a marketing campaign to attract stable term deposits in 3Q 2005 Partnering with local colleges to establish depository relationships with students

We also have launched several initiatives to generate commercial deposit growth.

Created The Premier Banking Group to attract business deposits from large relationship borrowers Established a Business Development District Branch in Queens to gather NY State and City deposits Established a depository relationship with Co-op City management, including the provision of lock-box services Offering payment solutions to local colleges and businesses Implementing a program to service health savings accounts Entered into an agreement to acquire Long Island Financial Corp. (“LICB”), the parent company of Long Island Commercial Bank Entered into an agreement to acquire Atlantic Bank of New York (“Atlantic Bank”)

The LICB and Atlantic Bank acquisitions will enhance our earnings, our asset mix, and our deposit growth.

LICB	Atlantic Bank
Immediately	accretive to GAAP and cash earnings ? ?
Provides	an established commercial banking platform ? ?
Enhances	our asset mix with C&I loans to small and
mid-size	businesses ? ?
Cash	flows from securities will fund loan production
and	pay down higher-cost wholesale funds ? ?
Adds	commercial lending expertise to NYB
management	team ? ?
Diversifies	our depositor/borrower base ? ?
Accelerates	our commercial deposit growth initiatives ? ?
Expands	our geographic footprint ? ?
Enhances	our interest rate risk profile by replacing ? ?
wholesale	funding with lower cost core deposits

Core deposits/total deposits 81% 77%

Non-interest-bearing/total deposits 27% 37%

The acquisitions will expand our footprint in the NY Metro region. (a)

(a) Pro forma for the LICB and Atlantic acquisitions.

Pro Forma Locations 170 Branches 219 ATMs

The acquisitions will augment our market share in the NY Metro region. (a)

(dollars in millions)

Manhattan

Rank	Institution Branches Deposits Market Share

1 JPMorgan Chase 92 $140,012.2 40.86%

2 Citigroup 63 95,838.4 27.97

3 Bank of New York 20 22,995.1 6.71

4 HSBC 47 21,819.3 6.37

5 Bank of America 33 8,251.3 2.41

6 Deutsche Bank AG 4 7,525.0 2.20

7 North Fork 42 5,782.6 1.69

8 Bank Hapoalim 1 3,512.0 1.02

9 Charles Schwab 2 3,348.2 0.98

10 Israel Discount Bank 2 2,918.9 0.85

23 NYB Pro forma 6 680.8 0.20

23 Atlantic 5 674.9 0.20

77 NYB 1 5.9 0.00

Totals 520 $342,678.8 100%

Queens

Rank	Institution Branches Deposits Market Share

1 JPMorgan Chase 43 $5,755.2 16.24%

2 North Fork 55 5,028.2 14.19

3 Citigroup 29 4,559.1 12.87

4 NYB Pro forma 39 3,311.2 9.35

4 Astoria 17 3,105.6 8.77

5 NYB 34 2,949.3 8.32

6 HSBC 21 2,322.6 6.56

7 Ridgewood Savings 10 1,506.0 4.25

8 Dime Community 8 923.9 2.61

9 Maspeth FS&LA 5 904.7 2.55

10 Independence Cmnty 11 880.1 2.48

17 Atlantic 5 361.9 1.02

Totals 363 $35,431.5 100%

Westchester

Rank	Institution Branches Deposits Market Share

1 JPMorgan Chase 39 $4,458.3 17.08%

2 Wachovia 36 4,057.3 15.54

3 Bank of New York 62 3,547.4 13.59

4 Citigroup 22 3,333.1 12.77

5 HSBC 26 2,123.1 8.13

6 Bank of America 27 1,510.0 5.79

7 Hudson Valley 15 1,092.0 4.18

8 North Fork 11 947.5 3.63

9 Washington Mutual 12 633.9 2.43

10 Sound Federal 8 603.2 2.31

16 NYB Pro forma 8 247.1 0.95

16 Atlantic 4 224.1 0.86

30 NYB 4 23.0 0.09

Totals 328 $26,101.7 100%

Kings

Rank	Institution Branches Deposits Market Share

1 JPMorgan Chase 40 $6,079.8 19.78%

2 Washington Mutual 24 3,672.6 11.95

3 Citigroup 25 3,446.8 11.21

4 HSBC 26 3,390.3 11.03

5 North Fork 26 3,114.2 10.13

6 Independence Cmnty 20 2,668.5 8.68

7 Astoria 12 1,561.7 5.08

8 Apple 15 1,020.0 3.32

9 Popular 10 811.0 2.64

10 Dime Community 7 799.4 2.60

11 NYB Pro forma 12 758.1 2.47

11 NYB 10 598.3 1.95

19 Atlantic 2 159.8 0.52

Totals 272 $30,739.6 100%

Nassau

Rank Institution Branches Deposits Market Share

1 North Fork 61 $8,043.4 17.35%

2 JPMorgan Chase 34 6,856.1 14.79

3 Citigroup 55 6,138.3 13.24

4 Astoria 29 4,355.6 9.39

5 Bank of America 50 3,758.9 8.11

6 NYB Pro forma 41 3,593.5 7.75

6 NYB 40 3,553.0 7.66

7 Washington Mutual 34 3,252.3 7.01

8 HSBC 21 1,838.1 3.96

9 Bank of New York 45 1,833.0 3.95

10 Commerce Bancorp 13 1,034.6 2.23

27 Atlantic 1 40.5 0.09

Totals 439 $46,365.2 100%

Staten Island

Rank Institution Branches Deposits Market Share

1 Independence Cmnty 22 $2,539.4 32.20%

2 NYB 23 1,477.1 18.73

3 Citigroup 6 923.5 11.71

4 JPMorgan Chase 8 900.3 11.42

5 NSB Holding 12 780.1 9.89

6 Washington Mutual 5 569.8 7.22

7 HSBC 2 227.7 2.89

8 VSB Bancorp 4 191.9 2.43

9 North Fork 3 191.5 2.43

10 Commerce Bancorp 3 84.7 1.07

Totals 89 $7,885.9 100%

(a) Atlantic data as of 6/30/05 and excludes Parent-Related Deposits. Other data as of 6/30/04, pro forma for the LICB and Atlantic acquisitions. Source: SNL Financial.

The acquisitions will bolster our core deposit growth and our loan portfolio.

(dollars in millions)

6/30/05

Deposits

Total: $11,538

Pro Forma (a)

Total: $13,415 (b)

Loans

Total: $15,684

Total: $17,259

(a) Pro forma for the acquisitions of LICB and Atlantic.

(b) Excluding Atlantic’s Parent-Related Deposits.

Our commitment is our advantage...

We are committed to providing our customers with convenience, service, and an extensive selection of traditional and alternative financial products.

We are committed to supporting, actively, the communities where they live and work.

We are distinguished by these commitments, which have earned the loyalty of our customers over the course of 15 decades; and

by our ongoing focus on deposit growth through new initiatives and accretive merger transactions, which not only enhance our franchise, but also the value of our shares.

... as reflected in our results.

CAGR (a)

Deposit	Growth
Total	deposits 58.2%
Core	deposits 74.2
Demand	deposits 85.8
Loan	Growth
Total	loans 53.9
Multi-family	loans 49.4

(a) 12/31/99 – 6/30/05 (pro forma for the LICB and Atlantic acquisitions)

For More Information:

The Company trades on the NYSE under the symbol “NYB”.

Log onto our web site: www.myNYCB.com E-mail requests to: iangarola@myNYCB.com Call Investor Relations at: (516) 683-4420 Write to: New York Community Bancorp, Inc.

615 Merrick Avenue Westbury, NY 11590